Exhibit 12.1

Regal Entertainment Group
Ratio of Earnings to Fixed Charges
(in millions except ratios)

	Year Ended 12/26/2002		Year Ended 1/1/2004		Year Ended 12/30/2004		Year Ended 12/29/2005		Year Ended 12/28/2006
Pretax Income	$207.0		$306.6		$142.0		$152.5		$144.0
Fixed Charges
Interest Expense, net of capitalized interest	61.1		70.0		93.6		114.4		124.4
Interest Capitalized	—		—		—		0.7		0.8
Amortization of Debt Costs	3.1		4.5		5.2		5.2		5.6
One-third of Rent Expense	72.4		92.8		95.7		103.5		107.7
Total Fixed Charges	136.6		167.3		194.5		223.8		238.5
Earnings	343.6		473.9		336.5		376.3		382.5
Ratio of Earnings to Fixed Charges	2.5	x	2.8	x	1.7	x	1.7	x	1.6	x
Deficiency	$—		$—		$—		$—		$—
Rent Expense	$217.3		$278.5		$287.0		$310.5		$323.2